Weapon X, Inc.



ANNUAL REPORT

1704 S. Vineyard Avenue

Ontario, CA 91761

(760) 340-3700

http://weaponxinc.com/

This Annual Report is dated April 29, 2022.

BUSINESS

Weapon X, Inc. invented and has a patent pending on a plastic recycling agent, which combines 17 different chemicals and binding agents using certain combing techniques and heat processes to manufacture a plastic recycling agent into pellets. This additive allows recyclers to combine, grind, and re-form Polyethylene Terephthalate (PETE), High-Density Polyethylene (HDPE) and Polyvinyl Chloride (PVC-U) into chips to be used to create new 100% recyclable products. The Company's CEO, Tina Richter, applied for a patent with the USPTO on August 12, 2021. Once the patent is granted, Ms. Richter will sign an exclusive license to the patent with Weapon X., Inc.

Tina Richter, CEO of Weapon X, Inc., is also the President of Reyrich Plastic, Inc. and currently splits her time between the two roles. Ms. Richter is not currently paid a salary for her work at Weapon X. She plans to leave her position at Reyrich Plastic and transition to a full-time, salaried employee of Weapon X upon the completion of the Reg CF offering. Once the company receive the funds, Weapon X will go into full production. Her intended salary will be $10,000 per month in the first year following the Reg CF offering. Upon Weapon X, Inc. reaching the sales benchmark of 1,000,000 pounds of additive sold per month, Tina's salary will increase to $15,000 per month. Upon Weapon X, Inc. reaching the sales benchmark of 2,000,000 pounds of additive sold per month, Tina's salary will increase to $20,000 per month and will stay there for the duration.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 950,000

Use of proceeds: N/A - initial issuance of company shares.

Date: January 16, 2021
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

How long can the business operate without revenue:

Weapon X, Inc. can operate for 14 to 16 months if it raises $1,070,000.

Foreseeable major expenses based on projections:

Initially, Weapon X, Inc. will need one industrial mixer, two mid-sized plastic pelletizing machines/complete lines, packaging equipment (gaylords), and 500,000 pounds of chemicals to bring the product to market. The initial costs for the foregoing will be approximately $750,000. Upon the commencement of sales of the additive (after stockpiling for 60 days), the Company will purchase two large plastic pelletizing machines/complete lines, which are each $750,000. Initially, the Company will hire one managing foreman and four employees to run the two mid-sized plastic pelletizing machines/complete lines. The Company will also hire two sales persons and two customer service people.

Future operational challenges:

The scaling of the production of the additive and expansion of the sale of the additive into regional and international sales.

The scaling of production occurs by the introduction of additional industrial mixers and plastic pelletizing machines/complete lines. Weapon X, Inc. plans to initially sell to local (SoCal) plastic recycling plants. The Company plans to then enter the United States market within 6 months and focus on the 198 plastic recycling plants and its already established contacts. Each time the demand for additional additive increases, Weapon X, Inc. will add additional plastic pelletizing machines/complete lines and employees. When the Company is ready for international expansion (expected within 12 months), it will open a larger facility in Houston, Texas in order to have port access. Weapon X, Inc. has already established contacts in Houston and the port authority in preparation for this expansion.

Future challenges related to capital resources:

The capital raise will be applied directly to machinery, chemicals, and labor, which will produce the additive to be sold into the market. The structure of the Company and financial projections and strong demand for product will allow the capital resources raised to address any future challenges.

Future milestones and events:

Weapon X, Inc.'s future milestones consist of: commencing production and selling to regional plastic recycling plants in the first quarter of 2022, selling nationwide in the second quarter of 2022, and begin selling internationally by the end of 2022.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $999.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Tina Richter

Tina Richter's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer

Dates of Service: January 16, 2021 - Present

Responsibilities: Responsible for managing the company, manufacturing plant and all employees therein. Tina does not currently receive a salary. Her intended salary will be $10,000 per month in the first year following the Reg CF offering. Upon Weapon X, Inc. reaching the sales benchmark of 1,000,000 pounds of additive sold per month, Tina's salary will increase to $15,000 per month. Upon Weapon X, Inc. reaching the sales benchmark of 2,000,000 pounds of additive sold per month, Tina's salary will increase to $20,000 per month and will stay there for the duration.

Other business experience in the past three years:

Employer: Trimeda Tech, Inc.

Title: President

Dates of Service: August 24, 2020 - Present
Responsibilities: This is a holding company for another patented product. Tina Richter receives no salary from this company

Other business experience in the past three years:

Employer: Reyrich Plastic, Inc.

Title: President

Dates of Service: June 29, 2012 - Present
Responsibilities: Tina Richter present plastic's product manufacturing company. Tina Richter receives a salary from this company. This salary will be phased out as Weapon X, Inc. starts up.

Other business experience in the past three years:

Employer: Diversified Robotic

Title: Sales Representative

Dates of Service: January 24, 2019 - May 24, 2020
Responsibilities: Tina Richter was a former sales representatives for this company.

Other business experience in the past three years:

Employer: Church Two42 Inc.

Title: Board Member

Dates of Service: January 01, 2017 - Present
Responsibilities: Board of Directors of Church

Name: Paul D. Bojic

Paul D. Bojic's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President

Dates of Service: January 16, 2021 - Present

Responsibilities: Runs day to day corporate operations inclusive of the Executive Offices, sales, accounting, and customer service. Initial salary of $5,000 per month. He currently holds 10% equity ownership interest in Weapon X, Inc.

Other business experience in the past three years:

Employer: Law Offices of Paul D. Bojic

Title: Owner and Principal Attorney

Dates of Service: June 01, 2002 - Present
Responsibilities: Provide real estate and business legal advice to a limited amount of clients.

Name: Zachary Richter

Zachary Richter's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer

Dates of Service: January 16, 2021 - Present

Responsibilities: Manage financial operations of the company. Initial salary of $5,000 per month with no equity ownership in Weapon X, Inc.

Other business experience in the past three years:

Employer: Reyrich Plastics, Inc.

Title: Engineer

Dates of Service: June 01, 2014 - Present
Responsibilities: Responsibilities related to being an engineer.

Name: Brian Richter

Brian Richter's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Secretary & Managing Engineer

Dates of Service: January 16, 2021 - Present

Responsibilities: Manages the Manufacturing Division of Weapon X, Inc. Initial salary of $5,000 per month with no equity ownership in Weapon X, Inc.

Other business experience in the past three years:

Employer: Vice President

Title: Reyrich Plastics, Inc.

Dates of Service: January 01, 2012 - Present
Responsibilities: Perform duties as requested and assigned by the President of the Board of Directors.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Tina Richter

Amount and nature of Beneficial ownership: 740,000

Percent of class: 77.8

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 10,700 of Common Stock.

Common Stock

The amount of security authorized is 1,000,000 with a total of 950,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering shares in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a plastic recycling agent. Our revenues are therefore dependent upon that market.

We may never have an operational product or service

It is possible that there may never be an operational Weapon X, Inc. or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Weapon X, Inc. additive. Delays or cost overruns in the development of our Weapon X, Inc. additive and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Minority Holder; Securities with No Voting Rights

The shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Weapon X, Inc. was formed on January 16, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Weapon X, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that the Weapon X, Inc. additive is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Weapon X, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Weapon X, Inc. could harm our reputation and materially negatively impact our financial condition and business.

The Chief Executive Officer does not currently receive a salary for her role with the Company.

Weapon X, Inc. is an early-stage company that does not currently generate revenue. Accordingly, the CEO, Tina Richter, does not currently receive a salary for her work but owns 79% equity of the company. There is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. However, she plans to leave her position at Reyrich Plastic, Inc. and transition to a full-time, salaried employee of Weapon X, Inc. upon the completion of the Reg CF offering. Once the company receives the funds, Weapon X, Inc. will go into full production. Her intended salary will be $10,000 per month in the first year following the Reg CF offering. Upon Weapon X, Inc. reaching the sales benchmark of 1,000,000 pounds of additive sold per month, Tina's salary will increase to $15,000 per month. Upon Weapon X, Inc. reaching the sales benchmark of 2,000,000 pounds of additive sold per month, Tina's salary will increase to $20,000 per month and will stay there for the duration.

The Chief Executive Officer currently splits her time between working for Weapon X, Inc. and another company.

Tina Richter, the CEO of Weapon X, Inc., currently splits her time evenly between Weapon X, Inc. and Reyrich Plastic, Inc. There is some level of risk in investing in a Company whose day-to-day operations are managed by an individual who is not devoting 100% of their time to the Company, but Ms. Richter plans to leave her position at Reyrich Plastic, Inc. and transition to a full-time, salaried employee of Weapon X, Inc. upon the completion of the Reg CF offering.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the

purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2022.

Weapon X, Inc.

By /s/ *Paul D. Bojic*

     Name: <u>Weapon X, Inc.</u>

     Title: President

Exhibit A

FINANCIAL STATEMENTS

I, Paul D. Bojic (Print Name), the President of Weapon X, Inc., hereby certify that the financial statements of Weapon X, Inc. and notes thereto for the periods ending January 1, 2022and April 1, 2022 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2021 the amounts reported on our tax returns were total income of $0.00; taxable income of $0.00 and total tax of $0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 1, 2022.

Paul D. Bojic
_____
President
April 1, 2022

WEAPON X, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2021

WEAPON X, INC.
Index to Financial Statements
(unaudited)

WEAPON X, INC.
BALANCE SHEETS
DECEMBER 31, 2021
(unaudited)

[insert balance sheets]

As of December 31, 2021

(USD $ in Dollars)

ASSETS

Current Assets:		
Cash & cash equivalents	$1,000.00	
Inventory		-
Other current assets	$0.00	
Total current assets		**-**
Total assets	**$1,000.00**	-
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Other current liabilities		-
Loans, current		-
Total current liabilities	**$0.00**	
Non-Current Liabilities:		
Loans		-
Total liabilities		**$0.00**
STOCKHOLDERS' EQUITY		
Common Stock, no par value, 1,000,000 shares authorized, 1,000,000 issued and outstanding		-
Subscription Receivable		-
Retained earnings/(Accumulated Deficit)		-
Total stockholders' equity		**-**
Total liabilities and stockholders' equity		**$0.00**

WEAPON X, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2021
(unaudited)

As of Inception	December 31, 2021	
Net revenue	$0.00	-
Cost of goods sold		-
Gross profit		-
Operating expenses		
General and administrative		-
Sales and marketing		-
Total operating expenses		-
Operating income/(loss)		-
Interest expense		-
Income/(Loss) before provision for income taxes		-
Provision for income taxes		-
Net income/(Net Loss)	**$0.00**	**-**

(USD $ in Dollars)

WEAPON X, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021
(unaudited)

[insert statement of stockholders equity]

)

(in thousands, $US)	Shares	Common Stock Amount	Additional Paid	Accumulated Deficit	Shareholder Equity
Inception date (January 16, 2021)		**$ -**	**$ -**	**$ -**	**$ -**
Issuance of common stock		-	-	-	-
Net income/(loss)		$ -		-	-
Balance—December 31, 2021		**-**	**$0.00 -**	**$0.00 -**	**$0.00 -**

S

WEAPON X, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021
(unaudited)

[insert statement of cash flow]

As of Inception   December 31, 2021

(USD $ in Dollars)

CASH FLOW FROM OPERATING ACTIVITIES

Net income/(loss)

Adjustments to reconcile net income to net cash provided/(used) by operating activities: $0.00

Other current liabilities	-	
Net cash provided/(used) by operating activities		-
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of common stock	-	
Net cash provided/(used) by financing activities		-
Change in cash		-
Cash—beginning of year	-	
Cash—end of year	$1,000.00	-
Inventory		-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$0.00	-
Cash paid during the year for income taxes	$0.00	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Subscription Receivable	$0.00	-

NOTE 1 – NATURE OF OPERATIONS

WEAPON X, INC. was formed on January 16, 2021 ("Inception") in the State of Nevada. The financial statements of **WEAPON X, INC.** (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Ontario, California.

WEAPON X, INC. has invented and has a patent (pending) plastic recycling agent which allows recyclers to combine, grind and re-form Polyethylene Terephthalate (PETE), High-Density Polyethylene (HDPE) and Polyvinyl Chloride (PVC-U) (among others) into plastic chips to be used to create new 100% recycled products. Weapon X, Inc.'s additive combines seventeen (17) different chemicals and binding agents using certain combing techniques and heat processes to manufacture a plastic recycling agent into pellets.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments

purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of plastic additive when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The Company has no debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES
We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY
Common Stock
We have authorized the issuance of 1,000,000 shares of our common stock with par value of $100.00. As of December 31, 2021 the company has currently issued 1,000,000 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS
None

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2031 through April 1, 2022, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Paul D. Bojic, Principal Executive Officer of Weapon X, Inc., hereby certify that the financial statements of Weapon X, Inc. included in this Report are true and complete in all material respects.

Paul D. Bojic

President